

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2012

<u>Via Email</u>
Mr. Xiong Weiping
Chief Executive Officer
Aluminum Corporation of China Ltd
No. 62 North Xizhimen Street, Haidian District, Beijing
People's Republic of China 100082

>**Re:** **Aluminum Corporation of China Ltd**
>**Form 20-F for Fiscal Year Ended**
>**December 31, 2011**
>**Filed April 27, 2012**
>**File No. 001-15264**

Dear Mr. Xiong:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>Sincerely,
>
>/s/ Pamela Howell
>for
>
>John Reynolds
>Assistant Director

Cc: Chengfei Ding
         Baker & McKenzie LLP